EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, Nov. 26, 2014 (GLOBE NEWSWIRE) -- Reference is made to the third quarter 2014 report released on Nov 26, 2014. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on December 3, 2014. The record date will be December 5, 2014 and the dividend will be paid on or about December 30, 2014.

Golar LNG Limited
Hamilton, Bermuda
26 November, 2014

CONTACT: Enquiries:
         Golar Management Limited: + 44 207 063 7900
         Brian Tienzo
         Stuart Buchanan